SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated December 1, 2003

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)
Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
Tokyo 100-0004, Japan
(Address of principal executive offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]

     Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

SIGNATURES
Medium- to Long-term Corporate Strategy of Millea Holdings, Inc.
Announcement regarding share repurchases from the market
Revised forecast of business results under Japanese GAAP for the fiscal year ending March 31, 2004

Table of Documents Submitted

Item

1.	Medium- to Long-term Corporate Strategy of Millea Holdings, Inc., dated November 27, 2003.

2.	Announcement regarding share repurchases from the market, dated November 27, 2003.

3.	Revised forecast of business results under Japanese GAAP for the fiscal year ending March 31, 2004, dated November 27, 2003.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS (Millea Holdings, Inc.)

December 1, 2003	By:	/s/ TETSUYA UNNO General Manager of Corporate Legal and Risk Management Department

Item 1.

[English translation]

November 27, 2003
Millea Holdings, Inc.

Medium- to Long-term Corporate Strategy of Millea Holdings, Inc.

Millea Holdings, Inc. (“Millea Holdings” or “we”, President and Director: Kunio Ishihara), has announced a medium- to long-term business strategy in November 2002. Based on the subsequent merger of our life insurance subsidiaries in October 2003 and the planned merger of our property and casualty insurance subsidiaries in October 2004, we have revised our business strategy as follows.

1.	Medium-Term Business Strategy (FY2005)

The Millea Group views the smooth merger of its life and property and casualty insurance businesses as a critically important task for continuous increase of profitability and growth potential. In addition, we intend to continue to optimize the allocation of our management resources throughout the Group in order to enhance the Group’s overall strengths while aiming at adjusted earnings of approximately 160 billion yen and an ROE level of approximately 6 percent for the Group in FY2005.

(Targeted Group profile for FY2005)	(Yen in billions)

	Actual results	Forecasted results	Targeted Group
	FY2002	FY2003	portfolio in FY2005

Adjusted earnings by business segment

Domestic property and casualty insurance business	100.5	96.2	Approximately 70% of total earnings.

Domestic life insurance business	- 0.1	23.9

Overseas insurance business (local corporations)	3.5	6.5	Approximately 30% of total earnings.

(Millea Asia	0.9	1.0)

Other businesses	1.0	0.7

Group total	105.0	127.3	Approximately 160 billion yen

Adjusted ROE	3.8%	4.6%	Approximately 6%

*	In order to capture the corporate value of the Group and to aim for the enhancement thereof, our management uses “adjusted earnings” to determine adjusted income and adjusted ROE (see appendix for details).

*	See “Attachment” for a summary of our strategy for each business segment.

*	For our overseas insurance business, we will continue to focus on the Asian market.

The information contained herein includes certain forward-looking statements that are based on our current plans, targets, expectations, assumptions, estimates and projections about our businesses and operations. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors. For a discussion of the factors which may have a material impact upon our financial condition, results of operation and liquidity, see our annual report on Form 20-F for the fiscal year ended March 31, 2003.

2.	Long-Term Group Profile (in 10 Years)

We aim to achieve stable growth in earnings by further developing the domestic property and casualty insurance business where we believe the Group to have significant strength, and by expanding other businesses including our domestic and overseas life insurance businesses, overseas property and casualty insurance business, and asset management business, while diversifying risk (see note) amongst business domains and business regions. We intend to realize further growth in earnings for the Group with a view to becoming one of the world’s leading insurance groups. In this regard, we aim to achieve an adjusted ROE of about 10 percent in ten years from now.

Targeted Group profile in 10 years

Adjusted ROE for the Group	Approximately 10%
Percentage of adjusted earnings for the Group accounted for by domestic property and casualty insurance business	Approximately 50%

Note: We plan to increase the percentage of our overseas business in order to diversify risk globally. As a guideline to measure the distribution in the domestic and overseas markets, we use the percentages of premium income for the life and property and casualty insurance businesses in the domestic and overseas markets.

(Reference)

Actual results FY2002

Percentage of premium income in the domestic market accounted for by property and casualty insurance business	92.5%
Percentage of premium income in the domestic market accounted for by life insurance business	Approximately 100%

3.	Capital Policy

In addition to a system of integrated risk management to manage the capital and risk of the Millea Group, we introduced a capital allocation system to reallocate capital to businesses with higher profitability, thereby improving the Group’s capital efficiency. We intend to invest surplus capital in sustainable new businesses with high profitability and growth potential. We intend to use excess surplus capital for measures that improve capital efficiency, including share buy backs. These actions are aimed at maximizing the Group’s corporate value.

Attachment

Strategy by Business Segment (Aiming at FY2005)

1.	Domestic property and casualty business

In preparation of a smooth merger of Tokio Marine and Nichido Fire scheduled for October 2004, we aim to maximize the effects of the merger and further strengthen the Group’s competitive advantage as well as to increase earnings continuously.

(1)	Business performance indices

(Yen in billions)

	FY2002 (actual)	FY2003 (forecast)	FY2005 (target)

Net premiums written	1,866.0	1,919.0	2,000
	<1.754.7>	<1,763.7>	<1,840>
Expense ratio	32.7%	31.8%	30.2%
	<34.7%>	<34.6%>	<32.8%>
Adjusted earnings	100.5	96.2	Approximately 110

*	Based on figures of the interim result for the six months of ended September 30, 2003 (revision of business forecast), and reflecting the expected effects of the October 2004 merger.

*	Figures for FY2002 and FY2003 are combined figures for Tokio Marine and Nichido Fire; figures for FY2005 are for the merged company.

*	Figures in < > exclude the impact of revisions to the Compulsory Automobile Liability Insurance regulations.

*	The increase in net premiums written in FY2004 and FY2005 is approximately 2% annually. (The percentage would be the same when excluding the impact of revisions to the Compulsory Automobile Liability Insurance regulations.)

(2)	Strategy

With a “Customer First” policy at the base of all business activities, we intend to implement the following strategies.

• Growth strategy

— Based on the “PCD in-house company system” (see Note), we intend to carry out a growth strategy that unifies products, sales, administration operations, and systems.

Note: In PCD, “P” stands for “Personal” and refers to the regional sales division; “C” stands for “Commercial” and refers to the sales division for corporate businesses; and “D” stands for “Dealers” and refers to the sales division for automobile manufacturers and customers of the affiliated dealers; there will be one in-house company for each of these divisions.

— Build strong business partnerships with agents, and strengthening channel strategy with main pillar being expansion of new sales foundation.

— Develop new product strategy such as that in the third sector.

• Claims related services

— Provide highest quality claims related services based on the three pillars of “Caring and sincerity,” “Specialist expertise” and “Responsiveness.”

• Strive continuously for efficiency (maximize the positive effects of synergies resulting from the merger).

— Reduce the number of personnel by approximately 20 percent in FY2005 compared to FY2000.

— Reduce the number of organizations in the sales and claims service by approximately 27 percent in FY2005 compared to pre-merger.

• Strategy for investment portfolio management

— Increase earnings from our investments by further strengthening risk control and further enhancing our investment management functions.

— Sell off about 10 percent of the business-related equity holdings by the end of FY2005, thereby reducing the overall Group’s risk and raising operational efficiency.

2.	Domestic life insurance business

The domestic life insurance business is a core business of the Millea Group. To promote its development further, we plan to invest Group resources in the newly formed Tokio Marine & Nichido Life Insurance Co., Ltd. (merged in October 2003), for an aggressive increase of earnings.

(1)	Business performance indices

(Yen in billions)

	FY2002 (actual)	FY2003 (forecast)	FY2005 (target)

Annualized premiums for new policies	67.0	64.5	71.0

*	The business performance indices reflect the changes in the economic environment, including a decline in long-term interest rates, and based on the medium-term plan of the merged life insurance company.

*	Annualized premiums for new policies are the annualized first payment of premium for a new policy of personal insurance and personal annuity insurance (i.e., twelve times the monthly premium, double the half-yearly premium, equal to the annual premium, and one tenth (1/10) of the premium paid at one time.)

(2)	Strategy

With a “Customer First” policy at the base of all business activities, we intend to implement the following strategies.

• Growth strategy

— In the near future, increase the number of employees who assist agents in the sales of life insurance products (“life insurance promoters”) to about 500 to raise the cross-selling ratio of our property and casualty insurance agents by expanding the scope of agents for cross-selling.

— By FY2005, increase the number of life insurance sales personnel to about 500 and expand the network of agents exclusively selling life insurance, so as to further develop and expand life insurance specific sales channels.

— Closely monitor trends in deregulation, and work toward turning banks into a main sales channel of life insurance products.

— Conduct advertising campaigns to raise the level of recognition of our corporate brand and our insurance products.

• Strategy for investment portfolio management

— In accordance with our asset and liability management policies, we aim to seek profitability and financial soundness.

3.	Insurance operations in Asia (overseas insurance business)

We position Asia as a main market in the overseas insurance business with high growth and profitability potential. Millea Asia Pte. Ltd. (Millea Asia), an intermediate holding company headquartered in Singapore, is the main entity through which we promote the expansion of our businesses in Asia.

(1)	Business performance indices

(Yen in billions)

	FY2002 (actual)	FY2003 (forecast)	FY2005 (target)

Net premiums written	16.7	19.4	50.0

(2)	Strategy

• We intend to further expand the existing operations of Millea Asia.

• Centered on the growth markets of China, India, Taiwan, Thailand, Malaysia, and others, we aim to promote the development of new businesses with a particular emphasis on M&A and business ties to expand the life insurance business, and the retail property and casualty insurance business (non-life insurance for individuals and small and medium sized businesses).

4.	Other business

Centered on businesses having significant synergies with the insurance business, we intend to expand the existing businesses and promote new investments.

(1)	Asset management business

We intend to take the following steps to further increase the Group’s assets under management and to increase revenue.

• In the wholesale market, efforts are being made to steadily expand both the real estate investment advisory business which Millea Real-Estate-Risk Management, Inc. entered this year and the private equity FOF (fund of funds) business of Tokio Marine Asset Management Co., Ltd. (“TMA”). We also consider plans to launch an additional fund of Tokio Marine Capital Co., Ltd. Aggressive steps are being taken to expand the capabilities of overseas investments (product supply capabilities), including the business tie-up between TMA and the British investment advisory firm Rogge Global Partners in the field of global bond investing.

• In the retail market, we intend to introduce various measures with the aim of doubling the balance of capital assets under management. These measures include a system for developing financial products such as innovative and customer-oriented investment trust funds. In addition, we seek to expand business relationships with financial institutions such as regional banks and securities companies to further strengthen the sales network, including insurance agency channels.

(2)	Other businesses

The Group intends to substantially expand businesses related to the insurance business, including healthcare and senior citizen-related businesses, the risk management business, and comprehensive staffing-related services.

• Develop new healthcare service businesses by effectively utilizing Tokio Marine Medical Service Co., Ltd., which has expertise in management advice to medical clinics, medical care data checks, and services related to medical care inspections.

• Develop senior citizen-related businesses by effectively utilizing Millea Better Life Service Co., Ltd., which has expertise in training home care support experts (care managers) and home visit healthcare business.

• Develop new businesses by effectively utilizing the expertise of Tokio Marine Risk Consulting Co., Ltd., which has storage of substantial volumes of insurance related data, and is well experienced in the areas of analyzing domestic and overseas natural disasters, corporate management diagnostic consulting and ISO related advisory service.

• Tokio Marine & Nichido Career Service Co., Ltd., was established in July 2003 by integrating four temporary staffing service subsidiaries. We intend to expand its comprehensive staffing-related services as one of the profit generating businesses of the Group.

Adjusted Earnings and Adjusted ROE

Appendix

Adjusted ROE = Adjusted earnings ÷ Adjusted capital

1. Earnings (net of taxes)

(1) Property and casualty insurance business

Adjusted Earnings = Net income + Provision for extraordinary reserves *1 + Provision for reserves for price fluctuation *1 − Gains (losses) from assets under asset liability management *2 − Gains (losses) from stocks and properties − Other extraordinary items

(2) Life insurance business

Adjusted Earnings = Increase in EV *3

< image >

Increase in EV
EV at the end of the previous fiscal year *3
EV at the end of the fiscal year

*1 Negative figures in case reversal of extraordinary reserve or reserve for price fluctuation

*2 Realized and unrealized gain (losses) arising from bond securities and interest rate swap transactions utilized in asset liability management.

*3 EV: Embedded Value
Sum of value of in-force business and shareholder equity of life insurance company.
(Commonly used for life insurers in Europe.)

(3) Overseas Insurance business, Other businesses

Net income shown in financial statements

2. Capital (Average capital of the beginning and the end of fiscal year, after tax basis)

(1) Property and casualty insurance business

Adjusted Capital = Capital + Extraordinary reserves, net of tax + Reserves for price fluctuation, net of tax − Aggregate Increase (decrease) in capital from asset liability management

(2) Life insurance business

Adjusted Capital = Embedded Value

(3) Overseas Insurance business and other businesses

Capital shown in financial statements

Domestic property and casualty insurance business Millea Holdings, Inc. Domestic property and casualty insurance business Domestic life insurance business Overseas insurance business (overseas affiliated companies) Other businesses Long-Term Group Profile (in 10 Years) Aiming for an adjusted ROE of approx. 10% (Domestic P&C insurance business to account for approx. 50% of total earnings) Medium-Term Business Strategy (FY2005) Aiming for an adjusted ROE of approx. 6% and an adjusted earnings of approx. 160 billion yen (Domestic P&C insurance business to account for approx. 70% of total earnings) Maximize corporate value by integrating the collective strength of the Group Net premiums written Expense ratio Adjusted earnings 1,919 (1,763.7) 31.8% (34.6%) FY2003 (forecast) 96.2 2,000 (1,840) 30.2% (32.8%) FY2005 (target) Approx. 110 Domestic life insurance business Growth Strategies Based on the "PCD in-house company system", we intend to carry out a strategy that unifies products, sales, administration operations, and systems. Provide highest quality claims related services based on the three pillars of "Caring and sincerity," "Specialist expertise" and "Responsiveness." Maximize the effects of merger to enhance efficiency. Increase earnings from assets management and raise efficiency. (Unit: Billion yen) *Numbers within the parenthesis exclud the impact of revisions to the Compulsory Automobile Liability Insurance regulations. Expand both the real estate investment advisory business of Millea Real-Estate-Risk Management, Inc. and the private equity FOF (fund of funds) business of Tokio Marine Asset Management Co., Ltd. ("TMA"). Launch an additional fund of Tokio Marine Capital Co., Ltd. The business tie-up between TMA and the British investment advisory firm Rogge Global Partners. In the retail market, strengthen product development capabilities and sales network. Develop new healthcare service businesses by effectively utilizing Tokio Marine Medical Service Co., Ltd., which has expertise in management advice to medical clinics, medical care data checks, and services related to medical care inspections. Develop senior citizen-related businesses by effectively utilizing Millea Better Life Service Co., Ltd., which has expertise in training home care support experts (care managers) and home visit healthcare business. Develop new businesses by effectively utilizing the expertise of Tokio Marine Risk Consulting Co., Ltd., which has storage of substantial volumes of insurance related data, and is well experienced in the areas of analyzing domestic and overseas natural disasters, corporate management diagnostic consulting and ISO related advisory service. Tokio Marine & Nichido Career Service Co., Ltd., was established in July 2003 by integrating four temporary staffing service subsidiaries. We intend to expand its comprehensive staffing-related services as one of the profit generating businesses of the Group. Reference The Millea Group Insurance operations in Asia (overseas insurance business) Other businesses Annualized premiums for new policies 64.5 FY2003 (forecast) 71.0 FY2005 (target) Growth Strategies Increase the number "life insurance promoters" to raise the cross-selling ratio. Increase the number of life insurance sales personnel and expand the network of agents exclusively selling life insurance, so as to further develop and expand life insurance specific sales channels. Closely monitor trends in deregulation, and work toward turning banks into a main sales channel of life insurance products. Conduct advertising campaigns to raise the level of recognition of our corporate brand and our insurance products. In accordance with our ALM policies, seek profitability and financial stability. (Unit: Billion yen) Net premiums written 19.4 FY2003 (forecast) 50.0 FY2005 (target) Growth Strategies Further expand existing operations of Millea Asia. Centered on the growth markets of China, India, Taiwan, Thailand, Malaysia, and others, we aim to promote the development of new businesses with a particular emphasis on M&A and business ties to expand the life insurance business, and the retail property and casualty insurance business (non-life insurance for individuals and small and medium sized businesses). (Unit: Billion yen) Strategy by Business Segment (Aiming at FY2005) (Increase earnings potential and capital efficiency)

Item 2.

(English translation)

November 27, 2003

Millea Holdings, Inc. 5-1 Otemachi 1-chome, Chiyoda-ku, Tokyo TSE code number: 8766

Announcement regarding share repurchases from the market

Millea Holdings, Inc. announced today that it has repurchased its own shares from the market, pursuant to Article 210 of the Commercial Code, as detailed below.

1.	Period in which repurchases were made: From October 14, 2003 through November 26, 2003.

2.	Number of shares repurchased: 8,127 shares.

3.	Aggregate purchase price of shares: 10,805,990,000 yen.

4.	Method of repurchase: Purchased through the Tokyo Stock Exchange.

(For reference)

1.	Details of the resolution made at the 1st ordinary general meeting of shareholders held on June 27, 2003 are as follows.

(a)	Class of shares to be repurchased: Common stock of Millea Holdings, Inc.

(b)	Aggregate number of shares to be repurchased: Up to 120,000 shares. (Represents approximately 6.5% of the shares outstanding.)

(c)	Aggregate purchase price of shares: Up to 100 billion yen.

2.	Status as of November 27, 2003.

(a)	Aggregate number of shares repurchased: 40,864 shares.

(b)	Aggregate purchase price of shares: 49,105,439,000 yen.

For further information, please contact:
Masayuki Ito
General Manager and Group Leader
Corporate Planning Dept.
Millea Holdings, Inc.
Phone: 03-6212-3341

Item 3.

(English translation)

November 27, 2003

Millea Holdings, Inc. President: Kunio Ishihara TSE code number: 8766

Subject: Revised forecast of business results under Japanese GAAP for the fiscal year ending March 31, 2004

Millea Holdings, Inc. (the “Company”) hereby announces that it has revised the original forecasts of consolidated and non-consolidated business results for the year ending March 31, 2004 (from April 1, 2003 to March 31, 2004) as follows.

1.	Revised forecast of consolidated business results for the year ending March 31, 2004

(Unit: Billion yen)

	Ordinary income	Ordinary profit	Net income

Original forecast (A) (*1)	2,900	65	30
Revised forecast (B)	2,770	119	62
Difference (B)-(A)	- 130	54	32
Rate of increase/decrease	- 4.5%	83.1%	106.7%

(*1)	Announced on May 29, 2003.

Reasons for the revisions

The principal reasons for the revisions are as follows:

(a)	it is likely that gains on sales of securities are greater and impairment losses on securities are smaller than initially expected, due to a change in the expected level of equity prices;

(b)	the amount of reserve for outstanding claims is likely to be smaller than initially expected, mainly due to the impact of a stronger yen.

2.	Revised forecast of non-consolidated business results of the Company, for the year ending March 31, 2004

(Unit: Billion yen)

	Ordinary income	Ordinary profit	Net income

Original forecast (A) (*2)	133	130	130
Revised forecast (B)	233	230	230
Difference (B)-(A)	100	100	100
Rate of increase/decrease	75.2%	76.9%	76.9%

(*2)	Announced on May 29, 2003.

Reasons for the revisions

The revisions are primarily due to the increase in the amount of dividends the Company receives from its subsidiaries.

For further information, please contact:

Satoshi Tsujigado
Group Leader
Corporate Finance Dept.
Millea Holdings, Inc.
Phone: 03-6212-3343